November 1, 2012

Via EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MEDNAX, Inc.
File No. 001-12111
Form 10-K for the Year Ended December 31, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2012

Dear Mr. Rosenberg:

This letter is in response to the Staff’s comments, set forth in your letter received by e-mail on October 24, 2012 (the “Comment Letter”), addressed to Vivian Lopez-Blanco as Chief Financial Officer and Treasurer of MEDNAX, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

The Staff’s comments, which for ease of reference are set forth below, are addressed in the order in which they are presented in the Comment Letter. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Principles of Presentation, page 59

1.	You disclose that the Company reclassified $99.8 million of its $111.7 million of professional liabilities as of December 31, 2010 from accounts payable and accrued expenses to long-term professional liabilities. You also disclose the amounts reclassified as of December 31, 2007, 2008, and 2009 on page 38. Please tell us why a portion of these liabilities should be classified as non-current and why you reported them as current liabilities in previously issued financial statements. Also tell us why you consider this to be a reclassification rather than a correction of an error under ASC 250.

Historically, the entire amount of our professional liability was presented as a current liability within accounts payable and accrued expenses in our consolidated balance sheet as there was not enough loss experience with the program. Because of this lack of experience, we classified the entire liability as current and considered this to be a more conservative approach as we believed that a user of our financial statements would be most concerned with our ability to settle our current obligations. As the professional liability program matured, we had more reliable loss experience to estimate the amounts that would be paid in less than 12 months versus the amounts that would be paid 12 months or later as of a balance sheet date. As a result, we believed it would be more appropriate to present the portion of the total liability expected to be paid in less than 12 months as a current liability and to reclassify the remaining portion as a non-current liability. We performed a cash flow analysis as part of our actuarial study in the first quarter of 2011 and reclassified the estimated portion of the total liability that was not expected to paid in less than 12 months to a non-current liability. Because this non-current liability exceeded 5% of total liabilities, Rule 5-02(24) of Regulation S-X required disclosure on either the face of the balance sheet or within a footnote disclosure. We elected to present the amount on a separate line on the face of the consolidated balance sheet. In order to be consistent and comparable, we reclassified prior year professional liability balances to conform with this new presentation.

We carefully analyzed the nature of this reclassification in order to conclude that it represented a reclassification rather than a correction of an error under ASC 250. First, there was not an error resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles or oversight or misuse of facts that existed at the time the financial statements were prepared. Further, this was not a change from an accounting principle that is not generally accepted to one that is generally accepted. Finally, we believe that the reclassification of a portion of the Company’s liabilities from current to non-current would not result in the non-reliance on previously issued financial statements to a reasonable investor.

Based on the above assessment, we concluded that the change in presentation represented a reclassification rather than a correction of an error.

Revenue Recognition, page 60

2.	Please provide us proposed disclosure to be included in future filings that discloses your charity care policy including the level of charity care provided. Please refer to ASC 954-605-50-3.

Although charity care is typical in the health care industry, it is more of a factor and more material for hospitals. The level of charity care provided by us is not material. When assessing the disclosure requirements of ASC 954-605-50-3, we referred to ASC 105-10-05-6 that states “The provisions of the Codification need not be applied to immaterial items.” We estimate that the impact of providing charity care services was $8.8 million, or 0.6% of net patient service revenue, for the year ended December 31, 2011. Based on our analysis of charity care services provided, we considered such amounts not material for disclosure in our filings. We will continue to monitor the level of charity care that we provide and, should it become material in a future period, will make the disclosures required by ASC 954-605-50-3.

Schedule II: Valuation and Qualifying Accounts, page 81

3.	Please provide us with proposed disclosure to be included in future filings that separately discloses the allowance for uncollectibles and related activity separate from the allowance for contractual adjustments.

We do not present the allowance for uncollectibles (“provision for bad debt”) separately from the allowance for contractual adjustments for the following reasons:

Our payor mix is comprised principally of managed care payors, government payors and other third-parties. For the year ended December 31, 2011, these three payor types represented 99% of our net patient service revenue. Based on historical experience, we have determined that our provision for bad debt related to these three payor types is virtually nonexistent as the difference between gross and net patient service revenue is the result of contractual adjustments due to differences between established physician rates and amounts allowed by managed care providers, government sponsored health care programs and insurance companies. As a result, the only provision for bad debt is generated by private pay patients that represent approximately 1% of our net patient service revenue. Furthermore, as more private pay accounts are settled based on direct negotiations with patients, clear distinctions between adjustments to accounts and the provision for bad debt is increasingly difficult. The allowance provided is considered adequate to cover both contractual adjustments and uncollectible accounts based on our analysis of the Company’s collection experience in relation to accounts billed, analysis of past due accounts and other relevant information.

Additionally, we believe that the provision for bad debt is not material to our financial statements. Utilizing our historical experience with negotiated discounts on amounts billed directly to patients, we estimate that the provision for bad debt would have been $34.0 million, $29.8 million and $26.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. Such amounts represent approximately 2.1% of net patient service revenue for the years ended December 31, 2011, 2010 and 2009 and approximately 2.7% of total operating expenses for the years ended December 31, 2011, 2010 and 2009. These amounts have been determined based upon an expectation of a 50% negotiated discount on private pay accounts with any uncollectible amounts in excess of the negotiated discount being considered bad debt.

We will continue to monitor our estimated provision for bad debt and, should it become material in a future period, will disclose such amounts separately from the allowance for contractual adjustments.

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Condensed Consolidated Financial Statements

1. Basis of Presentation and New Accounting Pronouncements, page 6

4.	Please explain to us why you did not disclose the impact of adopting ASU 2011-07. Provide us proposed disclosures to be included in future filings that present the provision for bad debts separately as a deduction from patient service revenue (net of contractual allowances and discounts) to arrive at net patient service revenues less the provision for bad debts on the face of the consolidated statements of income as required by ASC 954-605-45-4 and that provide the disclosures required by ASC 954-605-50-4.

As mentioned above in our response to the Staff’s comment 3, we do not have a clear distinction between contractual adjustments to accounts and the provision for bad debt. The allowance provided is considered adequate to cover both contractual adjustments and uncollectible accounts based on our analysis of the Company’s collection experience in relation to accounts billed, analysis of past due accounts and other relevant information. Because there is not a clear distinction between amounts, we have historically accounted for our entire allowance, both for contractual adjustments and uncollectible accounts, as a deduction from patient service revenue. Because we are not able to make a clear distinction between contractual adjustments to accounts and uncollectible accounts, we do not believe that disclosure of the provision for bad debt separately as a deduction from patient service revenue on the face of the income statement is warranted.

In addition, as discussed in our response to the Staff’s comment 3, the estimated amount of the provision for bad debt is not material. When completing our assessment of ASU 2011-07 and the related disclosure requirements, we referred to ASC 105-10-05-6 that states “The provisions of the Codification need not be applied to immaterial items.” Because ASU 2011-07 is related to the presentation of the provision for bad debt, which for us is not material, we did not disclose the adoption of ASU 2011-07.

We will continue to monitor our percentage of private pay revenue and our estimated provision for bad debt and, should it become material in a future period, will disclose the estimated provision for bad debt separate from patient service revenue (net of contractual allowances and discounts).

* * * *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083, or alternatively, at the address provided elsewhere in this letter, with a copy to Dominic J. Andreano, the Company’s general counsel, at the same address.

Sincerely,

/s/ Vivian Lopez-Blanco
Vivian Lopez-Blanco Chief Financial Officer

cc:	Christine Allen (SEC)
Don Abbott (SEC)
Dominic J. Andreano